Exhibit 12.1

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(In millions, unaudited)

	2002	2003	2004	2005	2006
	(restated)	(restated)	(restated)	(restated)
Actual:
Computation of Earnings:
Income from continuing operations before income taxes	$(1,654)	$632	$648	$1,099	$689
Adjustment for undistributed equity earnings, net of distributions	248	(54)	(34)	(38)	(53)
Depreciation of previously capitalized interest	12	16	17	18	18
Fixed charges	2,038	2,156	2,018	1,982	1,913
Less:
Capitalized interest	(233)	(110)	(36)	(28)	(49)
Preference security dividend of consolidated subsidiary	(4)	(5)	(6)	(5)	(5)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	—	—	—	—	—
Earnings	$407	$2,635	$2,607	$3,028	$2,513
Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$1,789	$1,981	$1,917	$1,890	$1,799
Capitalized interest	233	110	36	28	49
Preference security dividend of consolidated subsidiary	4	5	6	5	5
Interest expense included in rental expense	60	60	60	60	60
Fixed Charges	$2,086	$2,156	$2,019	$1,983	$1,913
Ratio of earnings to fixed charges	0.20	1.22	1.29	1.53	1.31